UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2009

(Commission File No. 001-32305)

CORPBANCA

(Translation of registrant’s name into English)

Rosario Norte 660

Las Condes

Santiago, Chile

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form  20-F    ☒  Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes  ☐    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

On February 5, CorpBanca issued a press release announcing the details of a conference call to discuss its fourth quarter 2008 results. On February 10, 2009, CorpBanca issued a reminder press release. The press releases are attached hereto as Exhibit 99.1

On February 9, 2009, CorpBanca published a notice in the Chilean newspaper Diario Financiero announcing its year-end results. An unofficial English translation of the notice is attached hereto as Exhibit 99.2.

On February 9, 2009, CorpBanca published a notice in the Chilean newspaper La Tercera announcing its Ordinary Shareholders’ Meeting to be held on February 26, 2009. The notice will also be republished in La Tercera on February 16 and 17, 2009. An unofficial English translation of the notice is attached hereto as Exhibit 99.3.

On February 9, 2009, CorpBanca issued a press release announcing its year-end and fourth quarter 2009 results. The press release is attached hereto as Exhibit 99.4.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CORPBANCA
(Registrant)

By:	/s/ Sergio Benavente
Name:	Sergio Benavente
Title:	Chief Financial Officer

Date: February 10, 2009

EXHIBIT INDEX

Exhibit	Description
99.1	Press releases announcing the details of a conference call to discuss CorpBanca’s fourth quarter 2008 results.

99.2	Unofficial English language translation of CorpBanca’s notice in the Chilean newspaper Diario Financiero announcing its year-end results.

99.3	Unofficial English language translation of CorpBanca’s notice in the Chilean newspaper La Tercera of its Ordinary Shareholders’ Meeting to be held on February 26, 2009.

99.4	Press release announcing CorpBanca’s year-end and fourth quarter 2009 results.